

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2011

Via e-mail
Allen Zhang
Chief Financial Officer
Pansoft Company Limited
3/F Qilu Software Park Building
Jinan Hi-Tech Zone,
Jinan, Shandong, PRC 250101

   Re: **Pansoft Company Limited**
       Form 20-F
       Filed November 8, 2010
       File No. 001-34168

Dear Mr. Zhang:

   We have reviewed your letter dated March 8, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 22, 2011.

Form 20-F for the Year Ended June 30, 2010

General

1. We note that the company's outside legal counsel made the Tandy representations in your response letter. Please confirm that Morgan Lewis is acting as agent for the company in making such representations and provide a copy of the company's written authorization granting them permission to make such authorizations. Alternatively, please provide these representations in a letter signed by a representative of the company.

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 37

2.   We note your response to prior comment 2 and your proposed revised disclosures where
        you state the difference between accumulated profit as calculated under PRC accounting
        standards and retained earnings as calculated under U.S. GAAP was $4,794,638. It is
        unclear from your disclosures whether accumulated profits as determined under PRC
        standards are more or less than U.S. GAAP retained earnings. Please revise to disclose
        the actual amount that is available to PCCL for dividend payments.

3.   We note your response and proposed disclosure to our prior comment 4. Please explain
        further the billing terms of your large-scale software contracts and clarify when formal
        invoicing occurs in relation to when revenue is recognized. In this regard, given the
        historical length of time between the recognition of revenue and final invoicing and
        collection, clarify whether invoicing occurs only upon project completion.   Further, you
        state in your response that the final invoicing process "must be coordinated with [your]
        clients' payment approval policies." Explain further the company's role in negotiating
        the timing of such invoicing, if any. In addition, explain how or why the Chinese New
        Year affects the timing of invoicing and the collection of your unbilled revenues.

Note 2. Significant Accounting Policies

Revenue Recognition, page 65

4.   Please explain further why you defer recognizing a portion of the software system
        integration and development services revenue until the warranty period expires as
        opposed to recognizing such revenue over the warranty period. Please cite the specific
        accounting guidance you relied upon.

Note 12. Statutory Reserves, page 73

5.   We note from the proposed disclosures provided in response to comment 2 that your
        ability to pay dividends to shareholders depends on the ability of PCCL to pay dividends
        to the company. Tell us how you considered the requirements of Rule 4-08(e)(3) of
        Regulation S-X to include a discussion of these restrictions in the financial statement
        footnotes. In addition, tell us how you considered Rule 5-04 of Regulation S-X in
        determining whether audited information for the parent company only is required. Please
        provide the calculations that support your conclusions.

Allen Zhang
Pansoft Company Limited
April 7, 2011
Page 3

        You may contact Megan Akst, Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief